420 Lexington Avenue

New York, New York 10170

212-869-3000 – Phone

212-869-3989 – Fax

December 4, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Brixmor Property Group Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which was filed with the Securities and Exchange Commission on December 3, 2013.

Respectfully submitted,

Brixmor Property Group Inc.

By:	/s/ Steven F. Siegel
Name:	Steven F. Siegel
Title:	Executive Vice President,
General Counsel & Secretary